FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 4, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 4, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat America on Winning SATCOM II Team

(Falls Church, Virginia) May 4th, 2007, 06:00 EST – Norsat International (America) Inc. advises that it is a team member of a winning consortium which has been awarded a major satellite communications contract. The consortium is one of 24 awardees of a five-year indefinite delivery, indefinite quantity contract under the SATCOM-II program.

As an indefinite delivery, indefinite quantity contract, the 24 awardees must still compete for individual opportunities and there is no obligation on the part of the United States government to purchase any quantities during the term of the contract.

The SATCOM-II program, administered by the U.S. General Services Administration, provides federal and defense agencies with a contract vehicle to procure the next generation of high quality, worldwide satellite communications solutions. The estimated value of all orders to be awarded under this contract vehicle to the 24 awardees is US$750 million over five years.

Further information on the award is available in a press release entitled “GSA Inks Estimated 750M SATCOM II Deal With 24 Firms.” The press release was disseminated by the General Services Administration on May 2nd, 2007 and is available at www.gsa.gov.

Government agencies seeking to procure Norsat satellite equipment through this vehicle may contact the company at +1.410.703.1607.

The company is a wholly owned subsidiary of Norsat International Inc. (TSX: NII, NASDAQ OTC: NSATF).

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2006, and the Management Discussion and Analysis for the year ended December 31, 2006. The company’s results are consolidated with those of Norsat.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com